Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                      Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta  T6E 6S4

ITEM 2                      Date of Material Change

September 14, 2008

ITEM 3                      News Release

A News Release dated September 15, 2008 was issued and disseminated on September 15, 2008 through the services of Marketwire and filed that same date on SEDAR.

ITEM 4                      Summary of Material Change

ViRexx Medical Corp. (the “Company”) announced failure to secure alternative equivalent financing to replace LM Funds Corp.

ITEM 5                      Full Description of Material Change

The Company announced that it has been unable to secure alternative equivalent financing to replace the funding LM Funds Corp. (“LM”) failed to advance as the Standby Guarantor for the Company’s rights offering.

As a result of LM’s failure to meet its standby commitment related to the Company’s rights offering and the lack of alternative equivalent financing, the following actions have taken place:

•	The following members of the Board have tendered their resignation effective September 14, 2008: Jacques LaPointe, Douglas Gilpin, Yves Cohen and Michael Marcus;
•	Darrell Elliott will remain as Chairman of the Board of Directors and interim Chief Executive Officer;
•	All other officers of the Company, including the Chief Financial Officer, Brent Johnston, CA, have resigned effective September 14, 2008; and
•	All of the employees of the Company have been laid off indefinitely.

Management intends to appoint an operating committee to manage the day-to-day operations of the Company and oversee an orderly restructuring of its assets.

Shareholders who deposited funds for the purchase of common shares under the rights offering will receive a full refund of their subscription funds from the Company through Computershare Investor Services Inc., the Subscription Agent under the rights offering.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7                      Omitted Information

Not Applicable

ITEM 8                      Executive Officer

Darrell Elliott
Chief Executive Officer
Tel: (780) 433-4411

ITEM 9                      Date of Report

September 15, 2008